Santa Fe Gold Corporation
1128 Pennsylvania NE, Suite 200, Albuquerque, NM 87110

December 23, 2009

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn: Douglas Brown

RE:	Santa Fe Gold Corporation
Form S-3 Filed November 13, 2009
File No. 333-163112

Ladies and Gentlemen:

     In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, a request is made hereby on behalf of Santa Fe Gold Corporation, a Delaware corporation (“Santa Fe”), that acceleration of the effectiveness of the above-captioned Registration Statement be granted for 4:30 p.m. (EST) on December 29, 2009, or as soon thereafter as practicable.

In connection with this request for acceleration, Santa Fe acknowledges that:

  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Santa Fe from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  Santa Fe may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 23, 2009

Very truly yours,

Santa Fe Gold Corporation

By:	/s/ W. PIERCE CARSON
W. Pierce Carson
President

cc:    Jakes Jordaan, Esq.